Holcim

Investor Relations

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09



[redacted]

05012297

SUPPL

# Fax

| | |
|---|---|
| To: | File N° 82-4093 |
| cc: | |
| Company: | Securities and Exchange Commission, Washington D.C. 20549 |
| Fax number: | +1 202 772 92 07 |
| From: | Beate Fuchs<br>beate.fuchs@holcim.com |
| Date: | November 1, 2005/BFU |
| Total pages: | 7 |
| Subject: | Media Releases as follows: |



## File N° 82-4093

- **Jona, June 10, 2005 - Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd**
- **Jona, June 21, 2005 - Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd**
- **September 13, 2005 - Holcim acknowledged as "leader of the industry" in Dow Jones Sustainability Index 2006 and again included in FTSE4Good Index**
- **Jona, September 20, 2005 - Fitch assigns Holcim 'BBB+' credit rating, outlook stable**
- **October 11, 2005 - Holcim expanding in Romania: New kiln line to be built**
- **Jona, October 21, 2005 - Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd**

# File N° 82-4093

**Disclosure of shareholdings**

**Jona, June 10, 2005 - Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd.**

In accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act), Holcim Ltd was informed by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA on June 7 that it holds for itself and for its subsidiaries 10.002 percent (previously 9.99 percent) of the voting rights and of the registered share capital of Holcim Ltd. This equals 22,996,378 registered shares and voting rights.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, as well as aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group has majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

# File N° 82-4093

**Disclosure of shareholdings**

**Jona, June 21, 2005 - Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd**

In accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act), Holcim Ltd was informed by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA on June 17 that it holds for itself and for its subsidiaries 9.94 percent (previously 10.002 percent) of the voting rights and of the registered share capital of Holcim Ltd. This equals 22,844,158 registered shares and voting rights.

*******

Holcim is one of the world's leading suppliers of cement, as well as aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group has majority and minority interests in more than 70 countries on all continents.

*******

This media release is also available in German.

*******

Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

*******

Internet: www.holcim.com

# File N° 82-4093

**Holcim acknowledged as "leader of the industry" in Dow Jones Sustainability Index 2006 and again included in FTSE4Good Index**

**September 13, 2005 - Holcim acknowledged as "leader of the industry" in Dow Jones Sustainability Index 2006 and again included in FTSE4Good Index**

Holcim Ltd has again been selected as an index component of the Dow Jones Sustainability World Index and the European Dow Jones STOXX Sustainability Index as well as the FTSE4Good Index Series. This year Holcim has also been acknowledged as "leader of the industry" in the Dow Jones Sustainability Index. This is an external recognition of the Group's continuous and consistent efforts in sustainable development. Particularly in the category "Climate Strategy" Holcim received a top ranking.

Holcim recognizes that the long-term success of its business depends on value creation and on the Group's ability to integrate its sustainability strategy into core management systems.

Launched in 1999, the Dow Jones Sustainability Index is the first global index tracking the financial performance of the leading sustainability-driven companies worldwide. The Dow Jones Sustainability World Index covers the top 10 percent of the biggest 2,500 companies in the Dow Jones World Index in terms of economic, environmental and social criteria. The Dow Jones STOXX Sustainability Index includes the leading 20 percent of companies represented in the Dow Jones STOXXSM 600 Index. The analysis is based on an annual assessment undertaken by SAM Group. For further information see www.sustainability-indexes.com.

The FTSE4Good Index Series has been designed to measure the performance of companies that meet globally recognised corporate responsibility standards, and to facilitate investment in those companies. The FTSE4Good Europe Index and the FTSE4Good Global Index are benchmark indices, including all companies in the broad market index that meet the FTSE4Good criteria. The indices are an important reference for sustainable investment products. The data used in assessing companies' eligibility for inclusion in the FTSE4Good indices is independently researched by Ethical Investment Research Service (EIRIS). For further information see
www.ftse.com/ftse4good.

*******

Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

*******

This media release is also available in German.

*******

Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

*******

Internet: www.holcim.com

# File N° 82-4093

**Fitch assigns Holcim 'BBB+' credit rating, outlook stable**

**Jona, September 20, 2005 - Fitch Ratings, the international rating agency, has assigned building materials company Holcim Ltd long-term credit ratings of senior unsecured 'BBB+', outlook stable and short-term 'F2'. Holcim welcomes Fitch's grade decision. This rating complements the current credit rating of 'BBB+', outlook stable (long-term) and 'A-2' (short-term) by Standard & Poor's.**

Fitch based their assessment on Holcim's leading international market positions and diversified product portfolio. The extensive and unmatched global reach has been a key feature of the company's well-executed strategy of the past decades and has helped balance out cyclicality in recent years. This is evidenced by consistently strong operating performance and above sector average EBITDA margins over the past five years. Liquidity is strong, backed by substantial cash balances over the past three years and unutilized committed credit facilities at fiscal year-end 2004. Fitch's rating definitions and the terms of use of such ratings are available on the agency's website at www.fitchratings.com.

Holcim expects the rating to increase its financial market appeal and attract a wider investor community.

*******

Holcim is one of the world's leading suppliers of cement, as well as aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group has majority and minority interests in more than 70 countries on all continents.

*******

This media release is also available in German.

*******

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

*******

Internet: www.holcim.com

# File N° 82-4093

**Holcim expanding in Romania: New kiln line to be builtOctober 11, 2005 - Holcim (Romania) S.A. will be investing more than CHF 150 million in modernizing and expanding cement production capacity over the 2005-2008 period, underpinning the company's objective to continue profiting from the market's dynamic growth.**

The construction of the country's largest kiln line in Campulung (annual capacity: 1.5 million tonnes of cement) will mark the final stage of a multi-year process of renewal implemented by Holcim Romania at all its cement plants. With cement consumption likely to go up by more than 5 percent in 2005, the company will be well positioned to provide customers in Romania's fast-growing building materials market with an optimum service. Holcim Romania's investment program will also further enhance cost leadership. At the same time, the company is making a crucial contribution to environmental protection.. The new kiln line also provides modern secure jobs as well as promoting business development in the region.

While the fully modernized Alesd plant supplies mainly customers in the northwest of the country, the refurbished Turda plant produces white cement for local and international markets. The Campulung plant mainly serves customers in Central Romania, including the capital city Bucharest. Additionally, Holcim Romania operates 12 ready-mix concrete facilities and four gravel works.

*******

Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

*******

This media release is also available in German.

*******

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

*******

Internet: www.holcim.com

# File N° 82-4093

**Disclosure of shareholdings**
**Jona, October 21, 2005 - Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd**

In accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act), Holcim Ltd was informed by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA on October 19, 2005 that it holds for itself and for its subsidiaries 9.99 percent (previously 10.04 percent) of the voting rights and of the registered share capital of Holcim Ltd. This equals 22,959,356 registered shares and voting rights.
* * * * * * *
Holcim is one of the world's leading suppliers of cement, as well as aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group has majority and minority interests in more than 70 countries on all continents.
* * * * * * *
This media release is also available in German.
* * * * * * *
Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87
* * * * * * *
Internet: www.holcim.com